FILED PURSUANT TO RULE 425 UNDER THE
SECURITIES ACT OF 1933 AND
DEEMED FILED PURSUANT TO RULE 14A-12 OF
THE SECURITIES EXCHANGE ACT OF 1934

FILER: WESTCORP AND WFS FINANCIAL INC
SUBJECT COMPANIES: WESTCORP AND WFS FINANCIAL INC
COMMISSION FILE NO: 001-09910
000-26458
DATE: September 13, 2005

>>OPERATOR: I WOULD LIKE TO WELCOME EVERYONE TO THE WACHOVIA INVESTOR CONFERENCE CALL. ALL LINES HAVE BEEN PLACED ON MUTE TO PREVENT ANY BACKGROUND NOISE. AFTER THE SPEAKER’S REMARKS, THERE WILL BE A QUESTION AND ANSWER PERIOD. IF YOU WOULD LIKE TO ASK A QUESTION DURING THIS TIME, SIMPLY PRESS STAR AND THE NUMBER ONE ON YOUR TELEPHONE KEYPAD. IF YOU WOULD LIKE TO WITHDRAW YOUR QUESTION, PRESS THE POUND KEY. THANK YOU. AT THIS TIME, I WOULD LIKE TO TURN THE CALL OVER TO MISS LEHMAN. MA’AM, YOU MAY BEGIN THE CONFERENCE.
>>ALICE LEHMAN: THANK YOU, OPERATOR, AND THANKS FOR JOINING OUR CALL THIS MORNING. THIS IS ALICE LEHMAN, MANAGING DIRECTOR OF INVESTOR RELATIONS. WE HOPE BY NOW YOU HAVE RECEIVED OUR PRESS RELEASE ANNOUNCING WACHOVIA’S AGREEMENT TO ACQUIRE THE FINANCIAL SERVICES FIRM WESTCORP AND THE REMAINING PUBLICLY-HELD SHARES OF ITS MAJORITY-OWNED DEALER FINANCIAL SERVICES SUBSIDIARY. IF YOU HAVEN’T, IT’S AVAILABLE ON OUR INVESTOR RELATIONS WEBSITE AT WWW.WACHOVIA.COM/INVESTOR. IN ADDITION TO THIS TELECONFERENCE, THIS CALL IS AVAILABLE THROUGH A LISTEN-ONLY LIVE AUDIO WEBCAST. REPLAYS OF THE TELECONFERENCE WILL BE AVAILABLE BY ABOUT 11:00 A.M. TODAY AND WILL CONTINUE THROUGH 5:00 P.M. ON WEDNESDAY, OCTOBER 12th. THE REPLAY PHONE NUMBER IS 1-706-645-9291. THE ACCESS CODE IS 9489475.
ON THE CALL WITH US TODAY ARE BEN JENKINS, PRESIDENT OF OUR GENERAL BANK, DON TRUSLOW, OUR CHIEF RISK OFFICER, TOM WURTZ, OUR TREASURER AND TOM WOLFE, CEO ALONG WITH ERNEST RADY.
BEFORE WE BEGIN, PLEASE NOTE THAT ANY FORWARD-LOOKING STATEMENTS MADE DURING THIS CALL ARE SUBJECT TO RISKS AND UNCERTAINTIES. FACTORS THAT COULD CAUSE WACHOVIA’S RESULTS TO DIFFER MATERIALLY FROM ANY FORWARD-LOOKING STATEMENTS ARE SET FORTH IN WACHOVIA’S PUBLIC REPORTS FILED WITH THE SEC INCLUDING WACHOVIA’S CURRENT REPORT ON FORM 8K FILED TODAY. THE SUBJECT MATTER DISCUSSED IN THIS INVESTOR PRESENTATION WILL BE ADDRESSED IN A PROXY STATEMENT/PROSPECTUS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WHEN IT BECOMES AVAILABLE, WE URGE YOU TO READ IT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION IS CONTAINED IN OUR ANNUAL PROXY MATERIAL FILED WITH THE SEC. THAT DOCUMENT AND OTHER SEC FILINGS CAN BE OBTAINED FOR FREE AT THE SEC’S WEBSITE AND FROM WACHOVIA, WESTCORP AND WFS FINANCIAL INC. WE WILL BE HAPPY TO TAKE YOUR QUESTIONS AT THE END OF TODAY’S PRESENTATION. LET ME REMIND YOU NOW THAT WHEN YOU ASK QUESTIONS, PLEASE GIVE YOUR NAME AND YOUR FIRM’S NAME. WE REQUEST THAT YOU LIMIT YOUR QUESTIONS TO NO MORE THAN TWO. AND NOW, LET ME TURN THIS OVER TO BEN JENKINS, PRESIDENT OF OUR GENERAL BANK.
>>BEN JENKINS: THANKS, ALICE, AND GOOD MORNING TO EVERYBODY, AND THANKS AGAIN FOR JOINING US ON SHORT NOTICE. I THINK I SHOULD ACKNOWLEDGE UP FRONT THAT THE DEAL SIZE HERE MIGHT NOT

REQUIRE A PHONE CALL BUT BECAUSE WE HAVE NOT TALKED MUCH ABOUT OUR DEALER FINANCIAL SERVICES BUSINESS, WE THOUGHT TODAY’S CALL MADE A LOT OF SENSE. AND AS ALICE SAID, WE ARE VERY PLEASED TO ANNOUNCE TODAY WACHOVIA’S EXPANSION OF OUR DEALER FINANCIAL SERVICES GROUP INTO A NATIONAL BUSINESS AS WE JOIN FORCES WITH THE CALIFORNIA-BASED WESTCORP AND WFS FINANCIAL.
AS YOU CAN SEE ON THE FIRST SLIDE OF THE DECK THAT I HOPE YOU HAVE, WE BELIEVE THE RATIONALE FOR THIS VENTURE IS VERY SOUND. THE COMBINATION CREATES A NATIONAL AUTO LOAN ORIGINATION PRESENCE AS THE NINTH LARGEST PLAYER IN THE NUMBER TWO CONSUMER FINANCE INDUSTRY IN THIS COUNTRY. LAST YEAR, OVER $500 BILLION WORTH OF AUTO LOANS AND LEASES WERE ORIGINATED AND WE BELIEVE THAT THIS HIGHLY FRAGMENTED MARKET IS CURRENTLY UNDERGOING FUNDAMENTAL CHANGE WHICH PROVIDES A VERY GOOD OPPORTUNITY FOR THE COMBINED ORGANIZATION TO GAIN MARKET SHARE AND GENERATE SOME VERY ATTRACTIVE RETURNS. WACHOVIA WILL ALSO BENEFIT FROM FURTHER DIVERSIFICATION OF OUR BALANCE SHEET INTO HIGHER-YIELDING, HIGHER ROE ASSETS. AND ON TOP OF THAT, IT PROVIDES WACHOVIA AN ENTRY INTO THE VERY ATTRACTIVE CALIFORNIA BANKING MARKET BY ADDING WESTERN FINANCIAL BANK, WHICH HAS 19 RETAIL BANK BRANCHES IN ORANGE COUNTY AND IN THE SURROUNDING AREA, AND IN A FEW MINUTES, I WILL PROVIDE MORE DETAILS ON THE OPPORTUNITIES THAT THIS TRANSACTION CREATES.
AFTER OVER 6400 MAN HOURS OF DUE DILIGENCE, INCLUDING 4,000 ON LOCATION IN CALIFORNIA, WE FEEL CONFIDENT THAT THIS TRANSACTION PROVIDES SIGNIFICANT OPPORTUNITIES FOR US WHILE AT THE SAME TIME PRESENTING MINIMAL RISK OR DISRUPTION TO OUR EXISTING FRANCHISE. IN KEEPING WITH OUR STATED ACQUISITION GUIDANCE, THIS TRANSACTION GENERATES IMMEDIATE CASH ACCRETION AND IS ACCRETIVE TO GAAP EARNINGS IN YEAR TWO WHILE AT THE SAME TIME, IT WELL EXCEEDS OUR 15% INTERNAL RETURN HURDLE RATE. I SHOULD NOTE THAT WE HAVE NOT INCLUDED REVENUE OPPORTUNITIES IN OUR UNDERLYING FINANCIAL ASSUMPTIONS FOR THIS DEAL, BUT WE ARE VERY CONFIDENT THAT WE HAVE TREMENDOUS OPPORTUNITY TO LEVERAGE THE HIGHLY-COMPLIMENTARY STRENGTHS OF THESE TWO COMPANIES AS WE APPROACH THE AUTO FINANCE INDUSTRY WITH A DUAL COMMITMENT TO CUSTOMER SERVICE EXCELLENCE AND THE FULL COMPLEMENT OF FINANCIAL PRODUCTS AND SERVICES.
BY UTILIZING EACH COMPANY’S STRENGTHS, WE BELIEVE THAT OVER TIME, WE WILL BE ABLE TO RECOGNIZE UP TO $125 MILLION OF ADDITIONAL ANNUAL REVENUE SYNERGIES THAT, AGAIN, WERE NOT CAPTURED IN OUR FINANCIAL ASSUMPTIONS. WE’LL ALSO GENERATE FUNDING SYNERGIES BY LEVERAGING WACHOVIA’S VERY ATTRACTIVE EXCESS DEPOSIT BASE. ADDITIONALLY, WE’LL REALIZE SOME MODEST COST SAVINGS THROUGH THINGS LIKE LEVERAGING SYSTEMS AND BACK OFFICE SUPPORT. AS I MENTIONED, WE ARE— WE COMPLETED A VERY THOROUGH DUE DILIGENCE EFFORT AND WE’RE EXCITED ABOUT WHAT WE FOUND. WESTCORP HAS A LONG TRACK RECORD OF GENERATING EXCELLENT RETURNS BY LEVERAGING TECHNOLOGY AND A STRONG PROPRIETARY CREDIT SCORING MODEL WHICH IS QUITE IMPRESSIVE. WE ALSO FEEL GOOD THAT WE’VE TAKEN A CAUTIOUS APPROACH TO WHERE WE ARE CURRENTLY IN THE

CREDIT CYCLE. WE’VE DONE THIS BY FACTORING IN SIGNIFICANT ECONOMIC SHOCKS AND RESULTING INCREASES IN CREDIT LOSSES TO OUR FINANCIAL ASSUMPTIONS FOR THIS DEAL AND WE BELIEVE THE RISK REWARD TRADEOFF IS VERY FAVORABLE. IF YOU WILL TURN TO SLIDE TWO, LET’S TAKE A LOOK AT THE SPECIFICS OF THE TRANSACTION. THE DEAL REPRESENTS $3.42 BILLION IN STOCK FOR WESTCORP AND $490 MILLION IN STOCK FOR THE 16% PUBLIC MINORITY INTEREST IN WFS FINANCIAL. THE EXCHANGE RATIO IS 1.275 WACHOVIA SHARES FOR EACH WESTCORP SHARE EQUIVALENT TO $64 PER SHARE AND 1.466 WACHOVIA SHARES FOR EACH WFS FINANCIAL SHARE, WHICH EQUATES THEN TO $73.60 PER SHARE. I SHOULD NOTE THAT THIS EXCHANGE RATIO AND THESE VALUES PER SHARE ARE BASED ON WACHOVIA’S SEPTEMBER 9th FIVE-DAY AVERAGE MOVING PRICE PER SHARE OF $50.20. WE EXPECT TO CLOSE THE TRANSACTION IN THE FIRST QUARTER OF 2006 SUBJECT TO REGULATORY APPROVALS AND APPROVAL BY WESTCORP AND WFS FINANCIAL SHAREHOLDERS. WE ARE PLEASED TO NOTE THAT ERNEST RADY, CHAIRMAN OF WESTCORP, HAS AGREED TO VOTE IN FAVOR OF THIS TRANSACTION. THE COMBINED AUTOMOBILE FINANCE BUSINESS WILL BE BASED IN IRVINE, CALIFORNIA. TOM WOLFE, WFS FINANCIAL PRESIDENT AND CEO, WILL HEAD OUR COMBINED DEALER FINANCIAL SERVICES OPERATIONS AND WILL REPORT TO CARLOS EVANS, WHO HEADS OUR WHOLESALE BANKING OPERATIONS. ERNEST RADY, WHO IS WESTCORP’S CHAIRMAN, WILL SERVE AS CHAIRMAN OF BOTH DEALER FINANCIAL SERVICES AND CHAIRMAN OF OUR CALIFORNIA BANKING OPERATIONS AND ERNEST WILL REPORT TO ME. NEXT IS SLIDE THREE AND FOR THOSE ON THE CALL WHO DON’T FOLLOW THE AUTOMOBILE FINANCE INDUSTRY CLOSELY, THIS IS A FINANCIAL SERVICES HOLDING COMPANY THAT PROVIDES AUTOMOBILE LENDING SERVICES THROUGH ITS SUBSIDIARY, WFS FINANCIAL, AND RETAIL AND COMMERCIAL BANKING SERVICES THROUGH ITS WHOLLY OWNED SUBSIDIARY WESTERN FINANCIAL BANK. IT HAS ASSETS OF $16 BILLION, AND AS I SAID, 19 BANK BRANCHES IN SOUTHERN CALIFORNIA.
WESTCORP IS A NATIONAL LEADER IN AUTOMOBILE FINANCE BUSINESS WITH A 30 PLUS YEAR TRACK RECORD OF GENERATING EXCEPTIONAL RETURNS THROUGH ALL ECONOMIC CYCLES. ERNEST AND TOM HAVE BUILT A COMPANY THAT INCLUDES A $12 BILLION AUTO FINANCE PORTFOLIO WITH BOTH IMPRESSIVE CREDIT PERFORMANCE AND RISK-ADJUSTED RETURNS. THEY’VE PRODUCED CONSISTENT, HIGH-QUALITY EARNINGS AS DEMONSTRATED BY A 10-YEAR AND 15-YEAR EPS ANNUAL COMBINED GROWTH RATE OF OVER 18% AND 15% RESPECTIVELY. THEIR SEASONED MANAGEMENT TEAM HAS A COMBINED AVERAGE OF 20 PLUS YEARS IN THE INDUSTRY AND THEY ARE OUTSTANDING. LIKE WACHOVIA, THEIR TEAM OF DEDICATED EMPLOYEES IS COMMITTED TO PROVIDING EXCEPTIONAL CUSTOMER SERVICE AS THEY MEET THE NEEDS OF THEIR NETWORK OF 8,500 FRANCHISE AND AUTO DEALERS AS WELL AS THEIR RESPECTED CUSTOMER BASE. THEY OPERATE A HIGHLY EFFICIENT ORGANIZATION WHICH IS FOUNDED ON COMMITMENT AND ACCOUNTABILITY AS WELL AS PROPRIETARY TECHNOLOGY TO ENSURE THE HIGHEST RETURNS FOR AN APPROPRIATE LEVEL OF RISK. AND I’M PARTICULARLY PROUD AND WE’RE PARTICULARLY PROUD TO NOTE THAT THIS IS THE J.D. POWERS’ NUMBER ONE NONCAPTIVE COMPANY IN CUSTOMER SERVICE. THEY WILL FIT WELL

WITH WACHOVIA’S COMMITMENT TO CUSTOMER SERVICE.
NEXT ON SLIDE FOUR, LET’S TAKE A LOOK AT WESTCORP’S MARKET POSITION NATIONWIDE AND IT’S IMPRESSIVE. WESTCORP SERVES ITS AUTOMOBILE FINANCE CLIENTS THROUGH 43 REGIONAL BUSINESS CENTERS IN 26 STATES AND RANKS NUMBER 2 IN THE ATTRACTIVE STATES OF CALIFORNIA, NEVADA AND WASHINGTON STATE. THEY’RE A TOP 10 PLAYER THROUGHOUT THE WEST AND SOUTHWEST AND THEY HAVE A REAL STRENGTH IN THE HISPANIC MARKETS. THEIR MODEL OVERLAPS NICELY, I THINK, WITH OUR EXISTING DFS GROUP WHICH SERVES APPROXIMATELY 2,600 DEALERS IN 15 STATES ALONG THE EAST COAST. SLIDE 5, AS I MENTIONED EARLIER, WESTCORP’S WESTERN FINANCIAL BANK SERVES RETAIL, SMALL BUSINESS AND COMMERCIAL CUSTOMERS THROUGH 19 FINANCIAL CENTERS LOCATED IN SOUTHERN CALIFORNIA. WE’RE PLEASED THAT THIS TRANSACTION WILL ALSO PROVIDE WACHOVIA THE OPPORTUNITY TO ENTER THE CALIFORNIA BANKING MARKET IN A MODEST WAY AND WILL ALLOW US TO OBSERVE AND LEARN A LOT MORE ABOUT THE MARKETS THERE. WITH TOTAL DEPOSITS OF APPROXIMATELY $2 BILLION, WESTCORP CURRENTLY HAS THE 9th LARGEST DEPOSIT MARKET SHARE IN THE VERY ATTRACTIVE MARKET OF ORANGE COUNTY, AND WE BELIEVE THAT WACHOVIA’S EXCEPTIONAL SALES AND SERVICE MODEL AS WELL AS OUR BROAD PRODUCT SET WILL PROVIDE AN EVEN BETTER VALUE PROPOSITION TO WESTCORP’S BANKING CUSTOMERS.
SLIDE SIX, AND AGAIN, FOR THOSE WHO MAY NOT FOLLOW THE AUTOMOBILE FINANCE INDUSTRY VERY CLOSELY, IT IS THE SECOND LARGEST CONSUMER FINANCE INDUSTRY IN THE UNITED STATES WITH NEARLY $500 BILLION IN LOANS ORIGINATED LAST YEAR. THERE ARE AROUND 72,000 DEALERS NATIONWIDE THAT HAVE A NEED TO MEET THEIR CUSTOMERS’ FINANCING NEEDS EVERY DAY IN ORDER TO BE SUCCESSFUL. CURRENTLY, CAPTIVE AUTOMOBILE FINANCE COMPANIES ACCOUNT FOR ABOUT 60% OF THE MARKET SHARE OF THE U.S. AUTO FINANCE MARKET. THE BALANCE OF THE MARKET IS HIGHLY FRAGMENTED WITH NO PLAYER HAVING MORE THAN A 6% SHARE, BUT WE SEE THIS LANDSCAPE CHANGING PRETTY SIGNIFICANTLY. THIS IS PARTICULARLY TRUE WITH THE RECENT DISRUPTION SURROUNDING THE CAPTIVE PLAYERS. WE BELIEVE THE CURRENT ENVIRONMENT PRESENTS US WITH A PARTICULARLY ATTRACTIVE OPPORTUNITY TO TAKE SHARE IN THIS CONSUMER LOAN MARKET. AN EXAMPLE OF WHY WE BELIEVE THIS IS TRUE IS THAT IN WACHOVIA’S EXISTING AUTO FINANCE BUSINESS, WHICH SERVES THE VERY COMPETITIVE ULTRA PRIME MARKETPLACE, JUST SINCE YEAR END, WE HAVE SEEN OUR ORIGINATION VOLUMES INCREASE BY AROUND 90% WHILE THE SAME TIME, OUR YIELDS ON THOSE LOANS HAVE RISEN APPROXIMATELY 110 BASIS POINTS. WE THINK THAT’S EXCITING ABOUT THE FUTURE.
NEXT IS SLIDE SEVEN, AND AS I MENTIONED, BRINGING TOGETHER WACHOVIA’S DEALER FINANCIAL SERVICES WITH WESTCORP WILL CREATE THE NINTH LARGEST AUTOMOBILE LOAN ORIGINATOR. TOGETHER, WE’LL SERVE 46 STATES AND THE DISTRICT OF COLUMBIA, 11,000 DEALERS AND 1.2 MILLION INDIRECT CUSTOMERS. IN THIS BUSINESS, WE’LL HAVE A COMBINED CONSUMER LOAN PORTFOLIO OF $19 BILLION AND WITHIN THE

AUTO PORTFOLIO, 78% WILL REPRESENT PRIME BORROWERS AND 42% WILL REPRESENT NEW AUTOMOBILE FINANCING. ADDITIONALLY, THERE’S A $3 BILLION COMMERCIAL LOAN PORTFOLIO REPRESENTED LARGELY BY DEALER FLOOR PLAN LINES. WE THINK THAT TAKING WACHOVIA’S BALANCE SHEET AND BROADER PRODUCT ARRAY TO WESTCORP’S DEALER BASE WILL PROVIDE US WITH ATTRACTIVE OPPORTUNITIES TO SERVE THE FULL SPECTRUM OF THEIR COMMERCIAL AND THEIR PERSONAL NEEDS. ADDITIONALLY, WE’LL TAKE WESTCORP’S LENDING MODEL AND PLATFORM TO OUR EXISTING DEALER BASE WHICH WILL MAKE US AN EVEN MORE VALUABLE FINANCIAL SERVICES PARTNER TO THOSE DEALERS AND WHILE WACHOVIA HAS NOT TRADITIONALLY BEEN A PLAYER IN SUBPRIME LENDING, THIS TRANSACTION WILL PROVIDE A MEASURED ENTRY INTO THE NEAR PRIME AND SUBPRIME MARKET. WESTCORP HAS SPENT SEVERAL DECADES STUDYING THE CONSUMER AUTO LENDING MARKET AND HAS TAKEN THAT VAST WEALTH OF KNOWLEDGE TO DEVELOP AND REFINE A HIGHLY SOPHISTICATED AND VERY IMPRESSIVE PROPRIETARY SCORING MODEL AND THIS MODEL HAS ENABLED THEM TO DEVELOP A STRONG CAPABILITY IN SERVING A BROADER SPECTRUM OF THEIR DEALER’S CUSTOMERS THAN MOST OTHER AUTO FINANCE COMPANIES AND THEY’VE DONE THIS WHILE AT THE SAME TIME PRODUCING VERY STRONG CREDIT RESULTS AND THIS GIVES THEM, WE THINK, A COMPETITIVE ADVANTAGE AND MAKES THEM VERY, VERY VALUABLE TO THEIR DEALER BASE. SO, AGAIN, WE FEEL THAT THIS TRANSACTION PROVIDES US A GOOD OPPORTUNITY TO REENTER THE NONPRIME LENDING MARKET IN A CONSERVATIVE AND MEASURED WAY. WHILE THE COMBINED AUTO PORTFOLIO WILL LOOK MARGINALLY DIFFERENT FROM WACHOVIA’S EXISTING PROFILE, WE’LL STILL HAVE 94% OF OUR TOTAL CONSUMER PORTFOLIO REPRESENTED BY PRIME BORROWERS. AND I WOULD LIKE TO ADD HERE THAT WE BELIEVE WE’VE TAKEN A CONSERVATIVE APPROACH TO DEFINING A SUBPRIME BORROWER HERE. WE STRONGLY BELIEVE THAT PROPRIETARY SCORING MODELS ARE BETTER PREDICTORS OF RISK THAN SIMPLY USING A FICO SCORE ON A STAND-ALONE BASIS.
LOOKING NOW ON SLIDE EIGHT, YOU’LL WORK THROUGH IT. I THINK YOU’LL SEE THAT WESTCORP HAS CLEARLY DONE A GREAT JOB OF MANAGING THE RISK REWARD TRADEOFF IN TERMS OF GENERATING ATTRACTIVE RETURNS, FOR TAKING AN APPROPRIATE AND MEASURED LEVEL OF RISK. WE THINK THAT THIS COMBINATION WILL ENABLE WACHOVIA TO FURTHER GENERATE GROWTH AND ENHANCE OUR RETURNS WHILE ADDING DIVERSIFICATION TO OUR BUSINESS MIX. BY ADDING ON THIS HIGHER RISK, HIGHER REWARD COMPONENT COMBINED WITH OUR HISTORIC STRENGTHS AND WITH RISK MANAGEMENT, WE BELIEVE THIS IS AN ATTRACTIVE TRANSACTION THAT WILL BENEFIT OUR SHAREHOLDERS OVER THE LONG-TERM. SO AGAIN, WE’RE VERY EXCITED ABOUT THE BUSINESS SYNERGIES THAT EXIST BETWEEN OUR TWO COMPANIES. WE THINK THAT CULTURALLY, WE HAVE A GREAT COMBINATION HERE, WHICH REPRESENTS A VERY MODEST RISK AND ATTRACTIVE RETURNS FOR OUR SHAREHOLDERS. NOW, WHILE THERE’S FURTHER INFORMATION ABOUT WESTCORP IN THE APPENDIX, I DON’T THINK I WILL GO OVER THOSE SLIDES AND WITH THAT, WE’LL OPEN UP THIS CALL FOR QUESTIONS.
AS ALICE MENTIONED, I’M JOINED TODAY BY DON TRUSLOW, TOM WURTZ,

AND WE ALSO HAVE CARLOS EVANS WHO HEADS UP OUR WHOLESALE EFFORT AND BOB McGEE, WHO IS THE CFO OF OUR GENERAL BANK, ALONG WITH TOM WOLFE AND ERNEST RADY ON THE PHONE FROM THE WEST COAST. WE’LL OPEN THE LINES NOW, OPERATOR, FOR QUESTIONS.
>>Operator: AT THIS TIME, IF WOULD YOU LIKE TO ASK A QUESTION, PRESS STAR ONE ON YOUR TELEPHONE KEYPAD. WE’LL PAUSE FOR JUST A MOMENT TO COMPILE THE Q&A ROSTER. YOUR FIRST QUESTION COMES FROM NANCY BUSH OF NAV RESEARCH.
Q. GOOD MORNING. COUPLE QUESTIONS FOR YOU, BEN. COULD YOU JUST SORT OF ADDRESS THE TIMING HERE OF WHAT YOU BELIEVE THE CONSUMER IS DOING, YOU KNOW, WITH EVERYTHING THAT’S HAPPENED IN THE LAST FEW WEEKS? THERE’S A LOT OF CONCERN ABOUT THE CONSUMER KIND OF ROLLING OVER AND WHERE YOU THINK AUTO LENDING VOLUMES ARE HEADED IN THE NEAR TERM.
>>BEN JENKINS: WELL, I HAVE TWO POINTS THERE. WE CONTINUE TO LIKE CONSUMER BUSINESSES, NANCY. WE CONTINUE TO HAVE CONFIDENCE IN THE CONSUMER DESPITE ALL OF THE SHORT-TERM BUMPS THAT HAVE OCCURRED WITH THE KATRINA STORM AND OTHER THINGS, BUT WE LIKE THE CONSUMER. WE LIKE THAT BUSINESS AND WE’RE SEEING CONTINUED STRENGTH IN OUR BUSINESS THERE. WE ALSO THINK TIMING IS VERY GOOD FOR THIS KIND OF TRANSACTION BECAUSE OF THE STRUCTURAL CHANGES GOING ON IN THE INDUSTRY. THAT IS, THE FACT THAT THE CAPTIVES ARE SOMEWHAT AWAY FROM THIS BUSINESS NOW AS THEY FOCUS ON OTHER PARTS OF THEIR BUSINESS AND IT’S GIVING US A CHANCE TO MOVE IN AND WE THINK TAKE VERY PROFITABLE SHARE AWAY. WE THINK IT’S A WONDERFUL TIME TO BE IN THIS BUSINESS.
Q. MY SECOND QUESTION JUST HAS TO DO MORE WITH THE BANK PER SE, THE 19 BRANCHES IN SOUTHERN CALIFORNIA AND SORT OF WHAT YOU WOULD CONSIDER THE CORE BANK. I SAW THEY HAVE $2.2 BILLION IN DEPOSITS. ARE THESE PRIMARILY COMMERCIAL DEPOSITS? WHAT DOES THE CORE DEPOSIT BASE LOOK LIKE RELATIVE TO SORT OF THE NON-AUTO PART OF THE BANK?
>>BEN JENKINS: WELL, WE CAN GET TOM OR ERNEST TO SPEAK TO IT MORE IN DEPTH, BUT IT IS A— FOR THE MOST PART, RETAIL SMALL BUSINESS CUSTOMER BASE, A FAIR AMOUNT OF MONEY MARKET AND CDs IN THE DEPOSIT MAKEUP. THEY’VE HAD NICE GROWTH. THEY HAVE A GOOD DEPOSIT MIX PER FINANCIAL CENTER. IT IS SOME COMMERCIAL, BUT MOSTLY SMALL BUSINESS AND RETAIL.
Q. THE $3.3 BILLION COMMERCIAL LOAN PORTFOLIO THAT YOU REFERENCED, IS THAT PRIMARILY, YOU KNOW, SORT OF A SMALLER-END PORTFOLIO, OR HOW WOULD YOU—
>>BEN JENKINS: THAT IS A WACHOVIA PORTFOLIO. THAT’S BASICALLY

FLOOR PLAN LINES THAT WE HAVE ON OUR BALANCE SHEET RIGHT NOW.
Q. GREAT. THANKS.
>>BEN JENKINS: IT DOES NOT RELATE TO WESTCORP
Q. THANK YOU.
>>Operator: YOUR NEXT QUESTION COMES FROM PRATT REMANATHAN.
Q. GOOD MORNING. JUST ONE QUESTION. WOULD YOU COMMENT ON WHAT YOUR PLANS ARE FOR THE WESTERN FINANCIAL DEBENTURES, 9 5/8 OF 2012.
>>BEN JENKINS: LET ME ASK TOM, TOM WURTZ, TO COMMENT ABOUT IT
>>TOM WURTZ: I HAVE TO PLEAD IGNORANCE THAT I DON’T THINK WE HAVE
SPECIFIC PLANS.
>>ERNEST RADY: THIS IS ERNEST RADY, THEY’RE NONCALLABLE FOR SEVERAL YEARS. I DON’T THINK THERE’S ANY OPPORTUNITY TO MAKE ANY CHANGES IN THEM FOR, I THINK, IT’S THREE, FOUR, FIVE YEARS.
Q. THANK YOU.
>>Operator: YOUR NEXT QUESTION COMES FROM JOHN FROM FOX PITT.
>>BEN JENKINS: HEY JOHN.
Q. GOOD MORNING, EVERYONE. A COUPLE OF QUICK QUESTIONS. IN TERMS OF THE FUNDING BENEFITS, COULD YOU DRILL DOWN AND GIVE US A LITTLE MORE DETAIL AND IN TERMS OF THE ONGOING FUNDING OF THIS BUSINESS, IS MORE OF IT GOING TO BE TAKING PLACE ON WACHOVIA’S BALANCE SHEET, OR IS IT GOING TO BE SPLIT 50/50? HOW DO YOU THINK ABOUT THAT? LASTLY, IN TERMS OF BRANCH BUILDING, YOU OBVIOUSLY HAD A FOCUS IN TEXAS AND IN SOME OF YOUR SOUTHEASTERN MARKETS. DOES THIS DIVERT ANY ATTENTION AWAY FROM THOSE MARKETS OUT TOWARD CALIFORNIA?
>>TOM WURTZ: JOHN, IN TERMS OF FUNDING, THERE’S RELATIVELY MODEST BENEFIT THAT WE WILL DERIVE SIMPLY FROM HAVING THE HALO EFFECT OF WACHOVIA IF WE WERE TO USE THE SECURITIZATION MODELS THAT THEY’VE USED IN THE PAST. THAT WOULD TIGHTEN THE SPREADS. THEY’VE DONE AS GOOD OF A JOB AS YOU COULD POSSIBLY HAVE DONE STRUCTURING THE TRANSACTIONS GIVEN THE SIZE OF THE COMPANY, BUT THERE WILL BE SOME BENEFIT THERE. AS WE GET INTO WHAT WE PERCEIVE TO BE A LIKELIHOOD OF A FLAT YIELD CURVE, IT WOULD BE VERY REASONABLE FOR US TO JETTISON SOME OF OUR SECURITIES AND ALLOW OUR SOME OF DEPOSITS TO FUND THESE HIGHER-YIELDING ASSETS SO THAT PROVIDES SOME BENEFITS AS WELL IN TERMS OF FREEING UP CAPITAL. WHETHER WE CONTINUE TO ACCESS THE SECURITIZATION MARKET OR NOT STILL REMAINS TO BE SEEN. ONE OF THE THINGS THEY’VE DONE EXCEPTIONALLY WELL IS TIED THEIR

SECURITIZATION MODEL INTO THEIR PERFORMANCE MANAGEMENT SYSTEM SO WE SEE SOME REAL BENEFIT IN MAINTAINING THE DISCIPLINE THAT THAT’S CREATED. THEY’VE SIMPLY DONE A MARVELOUS JOB OF ALIGNING WHAT CREATES VALUE WITH THE WAY PEOPLE ARE INCENTED AND THE ACTUAL INCENTIVES THEY RECEIVE, AND IT’S LIKELY THAT MUCH OF THAT INFRASTRUCTURE WILL BE PRESERVED AND WE WILL SEE IF THERE’S WAYS TO LEVERAGE THAT ACROSS OUR OTHER BUSINESSES.
>>BEN JENKINS: JOHN, ON THE BRANCHES, THIS TRANSACTION IS A LITTLE BIT DIFFERENT THAN OTHERS THAT WE’VE DONE THAT ARE RETAIL BANK ORIENTED. IN THOSE CASES, YOU WANT TO CONSOLIDATE THE BRANCHES AND CONSOLIDATE DEPOSIT SYSTEMS AND BRING THEM INTO YOUR NETWORK PRETTY FAST TO GET THE COST SAVINGS. HERE, THE COST SYNERGIES DON’T REALLY REVOLVE AROUND THE CONSOLIDATION OF THE BRANCHES. SO WE’LL TAKE MORE OF A PATIENT VIEW, PROBABLY, ON THE CONSOLIDATION OF THE SYSTEMS INTO WACHOVIA FOR THE BRANCHES. WE EXPECT TO TAKE A VERY MEASURED AND STATED APPROACH TO THIS MARKET. WE THINK WATCHING THESE 19 OPERATE WILL GIVE US A LOT OF INSIGHT INTO THIS MARKET AND THEN WE’LL KNOW MORE OF WHAT WE WANT TO DO WITH THAT. SO WE HAVE NO REAL FIRM PLANS AT THE MOMENT. I DO THINK THAT GIVEN THE SUCCESS OF OUR DE NOVO EFFORT IN TEXAS AND IN NEW YORK, IT’S NOT UNREASONABLE TO EXPECT THAT AT SOME POINT IN TIME WE WILL WANT TO DO SOME BUILDING, BUT WE’VE GOT A LOT OF WORK TO DO TO UNDERSTAND WHAT AND HOW AND WHEN AND ALL THAT.
>> GREAT. THANK YOU.
>>ERNEST RADY: THIS IS ERNEST. DO YOU WANT ME TO MAKE A COMMENT?
>>BEN JENKINS: YES, PLEASE, ERNEST. JOIN IN ANY TIME
>>ERNEST RADY: ON THE RETAIL SIDE, IT’S A SIGNIFICANT OPPORTUNITY FOR THE WESTERN FINANCIAL BANK RETAIL BRANCHES TO TAKE ADVANTAGE OF THE PRODUCTS AND SERVICES THAT WACHOVIA OFFERS, AND I’M EXCITED ABOUT THAT OPPORTUNITY. ON THE COMMERCIAL SIDE, WE HAVE AN EXCELLENT BUSINESS IN SOUTHERN CALIFORNIA, WHICH WILL BE AUGMENTED AND ENHANCED BY THE WACHOVIA UMBRELLA. SO THE COMBINATION OF THE TWO PRODUCES SIGNIFICANT OPPORTUNITIES FOR GROWTH AND ENHANCED EARNINGS.
Q. THANK YOU.
>>Operator: YOUR NEXT QUESTION COMES FROM JENNIFER THOMPSON OF
OPPENHEIMER & COMPANY.
Q. GOOD MORNING. I WAS WONDERING IF YOU WOULD GIVE US MORE DETAIL ON HOW YOU ARE THINKING ABOUT THE COST SAVINGS. YOU SAID THEY’RE PRETTY MODEST AS A PERCENTAGE OF THE EXPENSE BASE. COULD YOU GAUGE IT FOR US A LITTLE BIT MORE SPECIFICALLY?

>>BEN JENKINS: JENNIFER, THEY’RE PROBABLY IN THE 15% RANGE OF
EXPENSES AND IT’S—
Q. OF THE STAND ALONE.
>>BEN JENKINS: YES, YES. OF THE STAND ALONE.
Q. OKAY, AND IT LOOKS LIKE YOU EXPECT THE DEAL TO BE ACCRETIVE
BY ‘07, CORRECT.
>>TOM WURTZ: ON A GAAP BASIS, IT SHOULD BE ACCRETIVE BY ‘07, ‘06. IT REALLY DEPENDS ON YOUR OUTLOOK FOR CREDIT LOSSES. WE’VE BEEN PRETTY SEVERE IN TERMS OF ASSUMING A INCREASE IN CREDIT LOSSES AND SOME MARGIN COMPRESSION, SO WE THINK WE’VE BEEN APPROPRIATELY CONSERVATIVE AND IT VERY WELL COULD BE A TAD BETTER THAN THAT.
Q. SO YOU’RE EXPECTING A LITTLE DILUTION IN ‘06?
>>TOM WURTZ: VERY, VERY MODEST, IF ANY.
Q. OKAY. AND THEN I GUESS MY FINAL QUESTION IS ON YOUR OUTLOOK FOR CREDIT QUALITY. YOU SAY YOU SHOCKED IT. I MEAN, CAN YOU GIVE US JUST YOUR THOUGHT PROCESS ON THE TIMING OF WHEN CREDIT QUALITY OR WHEN YOUR BUILDING IN CREDIT QUALITY TURNING MORE SEVERE AND HOW YOU BUILT THAT INTO THE MODEL?
>>DON TRUSLOW: JENNIFER, THIS IS DON TRUSLOW. I THINK WE TOOK A PRETTY CONSERVATIVE VIEW AND FOR THE FINANCIALS REALLY RIGHT OUT OF THE BLOCKS SHOCKED THE NEW VINTAGES THAT WERE COMING ON AT AN 8% CUMULATIVE LOSS RATE AND THAT COMPARES WITH A HISTORIC CUMULATIVE LOSS RATE THAT HAS REALLY NOT BEEN ABOVE 5 OR 6% FOR THE BUSINESS AND IS ACTUALLY RUNNING NICELY BELOW THAT RIGHT NOW. SO AS TOM SAID, I THINK WE’VE BEEN PRETTY CONSERVATIVE ON THE CONSUMER QUALITY OUTLOOK FOR FINANCIAL PURPOSES. NOW, I WOULD ALSO SAY THAT, YOU KNOW, I DON’T EXPECT THAT WE ARE GOING TO SEE LOSSES OF THAT MAGNITUDE OR THAT KIND OF IMPACT ON THE CONSUMER BOOK OF BUSINESS. BUT YOU’VE GOT TO KIND OF STAND BACK AND LOOK AT WHAT’S HAPPENING WITH OIL PRICES, THE POTENTIAL IMPACT OF SLOWDOWN AND HOUSING PRICE DEPRECIATION, THE RIPPLE EFFECT FROM KATRINA AND WE WOULD ANTICIPATE AS WE’RE LOOKING AT OUR OVERALL CONSUMER BUSINESS FOR ‘06 THAT THERE’S GOT TO BE A LITTLE BIT OF SOFTENING IN CREDIT QUALITY AND THE CONSUMER BOOK, BUT AGAIN, I THINK WE’VE BEEN VERY CONSERVATIVE HERE IN HOW WE PUT THE NUMBERS TOGETHER.
>>TOM WURTZ: IT’S WORTH MENTIONING THAT IN THE HOURS THAT BEN DESCRIBED IN TERMS OF ON-SITE DUE DILIGENCE AND MORE EXPANSIVE DUE DILIGENCE BACK HERE, IN ADDITION TO DON’S TEAM DIRECTLY REVIEWING THE CREDIT, WE ALSO HAD EXPERTS FROM WACHOVIA SECURITIES WHO ARE OUR ADVISORS AND

GOLDMAN SACHS WHO ARE OUR ADVISORS DOING THEIR OWN INDEPENDENT ANALYSIS ON CREDIT AND EVERYONE TRIANGULATED AROUND A SET OF ASSUMPTIONS AND THEN WE BUILT SOME LEVEL OF IN CONSERVATIVISM BEYOND THAT. SO WE THINK WE UNDERSTAND WELL THE CREDIT SIDE.
Q. GREAT. JUST SO I UNDERSTAND YOUR COMMENT, YOU WERE SAYING THE 8%
WAS WHAT YOU GUYS ARE BUILDING IN?
>>DON TRUSLOW: THAT’S WHAT WE HAVE BUILT INTO THE FINANCIAL NUMBERS.
Q. OKAY.
>>DON TRUSLOW: WHAT THAT IS A CUMULATIVE LOSS RATE ON ALL NEW VINTAGES GOING FORWARD, AND THAT COMPARES— THAT’S A LOT HIGHER THAN WHAT THE COMPANY HAS SEEN HISTORICALLY.
>>TOM WURTZ: RIGHT. THE EXISTING VINTAGES WOULD BE ALONG A PATH SIMILAR TO WHAT THEY’VE BEEN EXPERIENCING AND THE COMPANY WOULD HAVE ANTICIPATED FOR THOSE VINTAGES AND THEY’RE WELL INTO THEIR LIFE AND IT’S PRETTY EASY TO OBSERVE THEIR LOSS RATES.
Q. GREAT. THANK YOU.
>>Operator: YOUR NEXT QUESTION COMES FROM RON MANDLE OF GIC.
Q. HI, FOLKS. I HAVE TWO QUESTIONS. ONE IS IN REGARD TO THE TIER 1 CAPITAL THAT YOU REFER TO. IF YOU COULD ELABORATE ON WHAT THAT’S ALL ABOUT AND WHAT IT MEANS FOR SHARE RE-PURCHASES?
>>TOM WURTZ: WE INTEND TO OVER THE NEXT FEW MONTHS ISSUE SOME TYPE OF PREFERRED SECURITY. IT’S MOST LIKELY GOING TO BE SOMETHING THAT HAS A CONVERSION FEATURE INTO PERPETUAL PREFERRED SO HOPEFULLY, IT WILL BE A SECURITY THAT’S TAX DEDUCTIBLE FOR, SAY, FIVE YEARS AND THEN WOULD CONVERT INTO A PREFERRED SECURITY THAT WOULD BE A PERPETUAL PREFERRED.
Q. AND THIS ALL MEANS WHAT FOR YOUR SHARE REPURCHASE PROGRAM?
>>TOM WURTZ: WE’VE HAD VERY CLEAR DISCUSSIONS WITH ALL THE RATING AGENCIES, AND I WOULD EXPECT THAT THEY WILL BE ABLE TO BE FAIRLY PROMPT IN PUTTING OUT WRITE-UPS THAT WE DISCUSSED THIS WITH THEM IN GREAT DETAIL AND OUR REGULATORS AND TALKED TO THEM ABOUT OUR EXISTING PROFILE AND WHAT ADDITIVE RISK THAT THIS INTRODUCES TO OUR COMPANY, AND WE’VE STATED VERY CLEARLY TO THEM THAT IT’S OUR INTENTION TO MAINTAIN THE SAME CAPITAL RATIOS WE HAVE TODAY GOING FORWARD. SO YOU CAN EXPECT SOMEWHERE AROUND 475, 480 TANGIBLE RATIO, ABOUT A 6% LEVERAGE RATIO AND SOMETHING IN THE 750 TO 775 TIER 1 RATIO. AND SO CLEARLY, FROM THAT DESCRIPTION I JUST PROVIDED THAT TO THE EXTENT THAT SOME OF THAT TIER 1 IS PROVIDED BY A NEW SECURITY THAT WOULD ENABLE YOU TO POTENTIALLY USE THAT

FOR SHARE REPURCHASE.
Q. OKAY, AND THEN THE OTHER QUESTION I HAD WAS FOR ERNEST IF
YOU ARE STILL THERE.
>>ERNEST RADY: I’M STILL HERE. GOOD MORNING. I HAVEN’T FALLEN BACK TO
SLEEP YET.
Q. THANKS. I WAS WONDERING ABOUT YOUR THINKING ABOUT THE TIMING OF THE DEAL AND ALSO IF I’M READING THE NUMBERS CORRECTLY, YOU’RE GOING TO OWN SOMETHING OVER 10 MILLION SHARES OF WACHOVIA STOCK. SO WHAT YOU’RE THINKING WAS ABOUT WACHOVIA AND TAKING STOCK VERSUS CASH SO THE TIMING AND THE CONSIDERATION WERE MY QUESTIONS IN THAT REGARD.
>>ERNEST RADY: I WAS ONLY INTERESTED IN TAKING STOCK. GOING FORWARD, I THINK THE PROSPECTS FOR THE WESTCORP COMBINATION WITH WACHOVIA ARE EXCELLENT. I THINK— I’M EXCITED ABOUT THE FUTURE OF ALL THE WESTCORP STOCKHOLDERS THROWING IN THEIR LOT WITH WACHOVIA. AS FAR AS THE TIMING GOES, I DON’T KNOW THAT I CAN COMMENT ON THE TIMING. I DON’T KNOW IF THERE’S ANY TIMING BETTER THAN ANOTHER. CERTAINLY THIS IS GOOD TIMING FOR BOTH OF US. WACHOVIA HAS AN EXCELLENT REPUTATION. IT’S EXTREMELY WELL RUN. THE FINANCIAL RESOURCES THAT THEY BRING TO THE WESTCORP STOCKHOLDERS AND WESTCORP STAKEHOLDERS THROUGHOUT ARE SIGNIFICANT. SO I THINK THE TIMING IS EXCELLENT FOR BOTH. WACHOVIA MADE A VERY GOOD BUY, AND I THINK WESTCORP STOCKHOLDERS MADE A VERY GOOD MARRIAGE.
Q. THANKS VERY MUCH.
>>Operator: YOUR NEXT QUESTION COMES FROM BETSY GRACICK OF
MORGAN STANLEY.
Q. HI, THANKS. A COUPLE OF QUESTIONS. ONE WAS JUST A FOLLOW-UP ON THE RESERVE ANALYSIS THAT YOU WERE DOING AND YOUR EXPECTATIONS FOR WHAT THE CUMULATIVE LOSS RATE WOULD BE AS YOU BUILT IT INTO YOUR PURCHASE PRICE. ARE YOU CONSIDERING CHANGING THE RESERVES TO REFLECT THAT AS YOU CLOSE THE DEAL?
>>DON TRUSLOW: BETSY, THIS IS DON. AS PART OF THE TRANSACTIONS, THE RESERVES WILL COME OVER AND OF COURSE, WE HAVE MODELED THE IMPACT ON CHARGE-OFFS, ET CETERA, GOING FORWARD IN THE COMING YEARS. WE HAVE ALSO BUILT INTO THE FINANCIALS SOME BUILDING OF THE RESERVE TO REFLECT THE GROWTH IN NEW PAPER THAT WOULD BE— THAT WE WOULD ANTICIPATE COMING FROM THE BENEFITS OF THIS TRANSACTION, BUT IN TERMS OF OVERALL RESERVE PERCENTAGES, WHEN YOU— WHEN YOU ROLL THINGS TO THE TOP OF THE COMPANY, THERE’S NOT A BIG MOVEMENT RELATIVE TO THIS TRANSACTION.

Q. BUT THE 8% CUMULATIVE LOSS EXPECTATION WAS BUILT INTO THE PURCHASE PRICE. IT’S NOT NECESSARILY GOING TO BE BUILT INTO THE ECONOMIC MODELING GOING FORWARD FOR THE RESERVING?
>> WE WOULD ACTUALLY NEED TO LOOK AT HOW ACTUAL LOSSES TURN OUT AND BE ABLE TO SUPPORT — BASICALLY BUILD THE RESERVE AROUND THE ACTUAL EXPERIENCE. SO TO THE EXTENT THAT WE SAW 8% CUMULATIVE LOSSES ACTUALLY COME INTO PLAY, THEN YEAH, WE WOULD HAVE TO ADJUST OUR MODELS TO SOME EXTENT. AGAIN, I THINK WE HAVE TAKEN A CONSERVATIVE VIEW THERE AND YOU KNOW, WE’RE NOT ANTICIPATING OUT OF THE BOX HAVING— HAVING TO BUILD RESERVES TO BUILD AN 8% CUMULATIVE LOSS LEVEL.
Q. WAS IT 6% THAT WESTCORP WAS EXPERIENCING?
>>DON TRUSLOW: I THINK THE HIGHEST IN THE PAST HAS RUN BETWEEN ABOUT 5 AND 6% ON A VINTAGE BASIS, AND RIGHT NOW, I THINK THEY’RE RUNNING 3 OR 4% ON MORE CURRENT VINTAGES. PART OF THAT IS REFLECTIVE NOT ONLY OF THE MARKET, BUT THEY HAVE SUBSTANTIALLY BEEFED UP AND INSTALLED A NEW CREDIT SCORECARD WHICH WE HAVE BEEN IMPRESSED WITH AND VERY IMPRESSED WITH THEIR CREDIT SYSTEMS AND SO THAT’S MADE A BIG CONTRIBUTION TO THE IMPROVEMENT IN CREDIT QUALITY AS WELL.
Q. I’M SURE YOU LOOKED AT A VARIETY OF DIFFERENT WAYS TO BE ALLOCATING YOUR CAPITAL. HOW DID YOU CHOOSE THIS OPPORTUNITY AS OPPOSED TO POTENTIALLY GETTING INTO SUBPRIME CONSUMER AND OTHER AREAS PERHAPS IN REAL ESTATE SECURED WHERE I KNOW YOU HAVE BEEN FOCUSING? IN TERMS OF THE OVERALL CONSUMER, YOU KNOW, NOT SUBPRIME.
>>DON TRUSLOW: I GUESS THIS DOES OFFER SOME LEVEL OF DIVERSIFICATION FOR US. WE FEEL LIKE WE’VE GOT A VERY STRONG FRANCHISE IN OUR DEALER FINANCIAL SERVICES GROUP, SO THIS ADDS A GOOD BIT OF CAPABILITY IN TERMS OF PRODUCT OFFERING AND ALLOWS US TO EXPAND MORE NATIONALLY AS WE GROW THE OVERALL CONSUMER BUSINESS AND AGAIN, THE MARRIAGE APPEARS TO BE VERY GOOD. THE RETURNS AND THE QUALITY OF THE OPERATION ARE VERY STRONG AND SO I THINK IT FELT TO ALL OF US A VERY NATURAL EXTENSION OF OUR CONSUMER BUSINESSES.
>>TOM WURTZ: AS BEN MENTIONED, ALTHOUGH NOT FACTORED IN EXPLICITLY TO THE FINANCIALS, THE OPPORTUNITY FOR SYNERGIES THROUGH FLOOR PLAN LENDING TO THEIR DEALERS, THROUGH APPLYING THEIR PRODUCT SET OVER OUR DEALERS AND OUR PRODUCT SET OVER THEIR DEALERS PROVIDES A LOT OF OPPORTUNITY, AND I DON’T SEE THAT BEING ONE OF THE SYNERGIES THAT WOULD HAVE BEEN AVAILABLE HAD WE GONE WITH A REAL ESTATE STRATEGY.
Q. OKAY, AND THEN JUST SEPARATELY IN LOOKING THROUGH SOME OF

THE PAST PRESS RELEASES ON WESTCORP, THERE HAVE BEEN SOME DISCUSSION ABOUT THE APPROVAL PROCESS FOR THE CONVERSION OF WESTERN FINANCIAL BANK TO THE CALIFORNIA STATE-OWNED STATE COMMERCIAL BANK. I GUESS I WOULD LIKE TO UNDERSTAND IF THAT FACTORED IN AT ALL TO THE TIMING HERE AND IF THERE WAS ANY ISSUES IN THE CONVERSION THAT HAVE BEEN RESOLVED WITH THIS DEAL.
>>ERNEST RADY: THIS IS ERNEST AGAIN. THE FEDERAL RESERVE BOARD DID NOT DENY OUR APPLICATION. ON THE OTHER HAND, WHEN THE PROCESS TOOK LONGER THAN WE EXPECTED, WE STARTED TO LOOK INTO OUR ALTERNATIVE TO SEE IF THERE WASN’T A BETTER ALTERNATIVE IN CASE WE WERE NOT APPROVED, OR, IF THERE WAS A BETTER ALTERNATIVE EVEN IF WE WERE APPROVED AND AS WE BEGAN THE PROCESS, WE DISCOVERED THE WACHOVIA OPPORTUNITY AND THAT APPEARED TO BE SUPERIOR TO ANY OF THE OTHER ALTERNATIVES THAT WERE AVAILABLE. SO WE’RE VERY HAPPY TO BE PART OF THE WACHOVIA TEAM NOW.
>>Operator: YOUR NEXT QUESTION COMES FROM KEVIN FITZSIMMONS OF
SANDLER O’NEILL.
Q. GOOD MORNING. BEN, CAN YOU JUST GIVE US A LITTLE DETAIL ON HOW YOU’RE THINKING ABOUT THE STRUCTURAL CHANGE YOU’RE TALKING ABOUT WITH THE CAPTIVES AND WHY YOU’RE CONVINCED IT’S MORE OF A PERMANENT CHANGE TO THE MARKETPLACE AND NOT JUST A TEMPORARILY ONE THAT COULD TURN AROUND RELATIVELY QUICKLY, AND THEN SECONDLY, IF YOU COULD ALSO COMMENT ON WHETHER OTHER BIDDERS WERE INVOLVED IN THIS SITUATION OR IF IT WAS A MORE EXCLUSIVE DISCUSSION BETWEEN THE TWO PARTIES. THANKS.
>>BEN JENKINS: LET ME TALK ABOUT THE FIRST PIECE. I DON’T KNOW HOW LONG THE CURRENT SORT OF CHANGE IN STRUCTURAL WILL LAST BUT, YOU KNOW, IF YOU JUST THINK ABOUT THE BIG CAR MANUFACTURERS AND HOW MUCH WORK AND ATTENTION THEY HAVE TO DO IN THEIR MAIN LINE BUSINESS, YOU KNOW, IT’S CONCEIVABLE THAT THIS WILL NOT BE AN AREA THAT THEY’RE GOING TO DEVOTE A LOT OF TIME TO. THEY HAVE DONE, IN THE PAST, ENORMOUS SUBSIDIZING OF AUTOMOBILE FINANCING. THEY NEED THAT EFFORT NOW JUST TO RETOOL MANUFACTURING AND GET THAT GOING. IT’S HARD, I THINK, FOR THEM TO DO BOTH OF THOSE AND THE MANUFACTURING’S GOING TO TAKE GREATER PROMINENCE. I THINK IT WILL BE WITH US FOR A WHILE. HOW LONG, I DON’T KNOW. BUT WE INTEND TO BE AGGRESSIVE AND DO A GOOD JOB, FIRST OF ALL, OF INTEGRATING THESE TWO COMPANIES AND THEN WORK HARD TO BUILD AND GROW OUR BUSINESS IN A TIME PERIOD THAT WE THINK IS VERY FAVORABLE FOR THIS BUSINESS.
Q. GREAT.
>>ERNEST RADY: CAN I ADD ONE THING? THIS IS ERNEST AGAIN. YOU KNOW, WE’VE BEEN AT THIS BUSINESS FOR SOME 30 PLUS YEARS NOW AND ALL DURING THAT TIME, WE HAVE GAINED

MARKET SHARE AND THERE HAVE ALWAYS BEEN UPHEAVALS OF ONE SORT OR ANOTHER AND THE CURRENT TURBULENCE IN THE MARKETPLACE IS JUST ANOTHER ISSUE OF THE SAME THING. SO IF WE STICK TO OUR KNITTING, DO OUR BUSINESS WELL, WE WILL CONTINUE TO GAIN MARKET SHARE. THERE MAY BE GREATER GROWTH AT SOME TIME THAN OTHERS, BUT THIS IS A VERY GOOD BUSINESS IF YOU TEND TO IT AND DO IT WELL. I’M VERY CONFIDENT THAT WE WILL BE ABLE TO GROW THIS BUSINESS
>>BEN JENKINS: TO UNDERSCORE ERNEST’S POINT, WHILE WESTCORP HAS BEEN VERY ACTIVE IN GROWING OVER 32 YEARS. WACHOVIA HAS BEEN IN THE AUTOMOBILE DEALER FINANCIAL SERVICES BUSINESS FOR MORE THAN 60 YEARS AND IT HAS BEEN A NICE CORE BUSINESS FOR WACHOVIA AND A BUSINESS THAT WE LIKE AND A BUSINESS THAT WE’VE EXPANDED SO WE SEE THE COMING TOGETHER OF THESE TWO COMPANIES ALLOWING US TO DO A LOT MORE IN A BUSINESS THAT WE LIKE WITH A CONSUMER THAT WE LIKE.
Q. GREAT, THANK YOU AND THEN JUST ON THE QUESTION ABOUT WHETHER IT WAS
MORE OF A BIDDING OR EXCLUSIVE DISCUSSION.
>>TOM WURTZ: THIS IS TOM WURTZ. I WOULD SAY THAT CLEARLY THE FOLKS FROM WESTCORP ARE VERY SAVVY BUSINESS PEOPLE AND THEY WOULD REPRESENT THEIR SHAREHOLDERS THE BEST WAY THEY COULD BY MAKING CERTAIN THEY’RE AWARE OF ALL OF THEIR OPPORTUNITIES.
>>TOM WOLFE: I’D SAY WE LOOKED AT ALL OF THEIR ALTERNATIVES AND WE CHOSE
THE WACHOVIA MARRIAGE AS BEING THE BEST.
>>BEN JENKINS: AND WE’RE VERY GLAD.
>>Operator: YOUR NEXT QUESTION COMES FROM ED NAJARIAN FROM
MERRILL LYNCH.
Q. MY QUESTIONS HAVE BEEN ANSWERED. THANK YOU.
>>BEN JENKINS: THANK YOU, ED.
>>Operator: YOUR NEXT QUESTION COMES FROM DENNIS LAPLANTE OF KEEFE BRUYETTE WOOD.
Q. GOOD MORNING. CAN YOU GIVE US SOME SORT OF STRATIFICATION ON THE BUSINESS? I’M LOOKING AT— OVERALL, IT LOOKS LIKE 10% ASSET YIELDS IN THE AUTO PORTFOLIO WHEN I’M LOOKING AT THE WESTCORP NUMBERS, BUT CAN YOU GIVE US SOME STRATIFICATION ON YIELD AND RATIOS BY SAYING THE FICO SCORE OF 620 AND UNDER AND 680 AND 680 AND ABOVE OR SOME SENSE?
>>BEN JENKINS: LET ME GET MAYBE TOM TO RESPOND TO THAT QUESTION
IF HE CAN AND IF HE WILL.

>>TOM WOLFE: YOU’RE REFERRING TO LOSSES AND BEFORE I ANSWER, I WOULD LIKE TO KNOW WHAT KIND OF ANNUAL LOSS, CUMULATIVE LOSSES SO WE ARE TALKING THE SAME LANGUAGE.
Q. I WAS THINKING ABOUT IN ANNUAL TERMS RIGHT NOW, IN TERMS OF
WHAT THE CURRENT EXPERIENCE ON YIELDS AND LOSS RATES.
>>TOM WOLFE: THE BEST WAY TO ANSWER IT REALLY IS IN TODAY’S ENVIRONMENT, OUR OVERALL ANNUAL LOSS RATE IS RUNNING AROUND 1.5% FOR OUR ENTIRE BOOK OF BUSINESS. OBVIOUSLY, AS WE HAVE FIVE DIFFERENT TIERS OF CREDIT, SO THE 720 PLUS WOULD BE TYPICAL OF RUNNING IN THE, YOU KNOW, 10 TO 20% [BASIS POINTS] RANGE WHERE OUR BOTTOM TIER WOULD RUN AROUND 5, 5.5%. SO WE CAN PROVIDE MORE DETAIL AFTER THE CALL PROBABLY, BUT TO GET INTO ALL THE DIFFERENT FICO SCORES RANGES, I DON’T HAVE THAT DATA IN FRONT OF ME.
Q. OKAY. IS THERE A WALK-AWAY PROVISION IN THIS TRANSACTION?
>>TOM WOLFE: YES, THERE IS.
Q. CAN YOU TALK ABOUT IT?
IS IT TIED TO WACHOVIA’S PRICE AT ALL?
>> I WILL REFER THIS TO MY ATTORNEY HERE. JUST A SECOND.
>> THERE IS A PROVISION IN THE AGREEMENT, BUT RIGHT NOW, WE’RE COMPLETELY FOCUSED ON CONSUMMATING THIS ARRANGEMENT AND WE’RE NOT ENVISIONING THAT WOULD KICK IN, BUT YOU KNOW, FROM A TECHNICAL STANDPOINT THERE IS A WALK-AWAY PROVISION.
>>BEN JENKINS: THERE IS ONE FOR SURE.
Q. BUT NOT TO BE DISCLOSED ON THIS CALL?
>> THAT’S CORRECT.
Q. OKAY, AND MAYBE A QUESTION FOR TOM WURTZ IF I MAY, RELATED TO THE BASIS POINT IMPROVEMENT IN TERMS OF FROM AN ASSET SUBSTITUTION. CAN YOU GIVE US A SENSE OF WHAT YOU ARE THINKING ABOUT AND HOW MUCH OF THAT PORTFOLIO COULD BE BROUGHT ON BALANCE SHEET?
>>TOM WURTZ: IT REALLY DEPENDS. I WOULD THINK OF THE INCREMENTAL GROWTH AS BEING BROUGHT ON BALANCE SHEET IN THAT THERE’S A GOOD DEAL OF FINANCING FOR MUCH OF THE BOOK OF BUSINESS TODAY. SO I WOULD THINK MORE LOOKING FORWARD, BUT IF WE GET TO A RELATIVELY FLAT YIELD CURVE, THEN THERE’S RELATIVELY MODEST INCENTIVE FOR US TO WANT TO KEEP SECURITIES ON OUR BOOKS IF THEY’RE EARNING 40 OR 50 BASIS POINTS WHEN WE CAN SUBSTITUTE A HIGHER-YIELDING ASSET OR

FOR THAT MATTER, IF YOU ARE YIELDING 40 OR 50 BASIS POINTS, THE VALUE OF THE CAPITAL ALONE IS WORTH 80 BASIS POINTS FROM A SHARE RE-PURCHASE STANDPOINT. SO I DON’T THINK I CAN GIVE YOU A SPECIFIC ESTIMATE OF HOW THAT WILL MATERIALIZE BUT I THINK WE FEEL VERY GOOD THAT HAVING ANOTHER SOURCE OF HIGH-YIELDING ASSETS PROVIDES YOU WITH A FLEXIBILITY IN TERMS OF MANAGING THE BALANCE SHEET.
>>ERNEST RADY: IN WAY OF ADDITIONAL COLOR, WESTCORP NEVER HAD THE OPPORTUNITY OR THE ALTERNATIVE OF KEEPING THE ASSETS ON BALANCE SHEET BECAUSE OF THE HOLDOVER LIMITATION ON THE OTS CHARTER. WE’RE EXCITED ABOUT THE COMBINED FINANCIAL INSTITUTION HAVING THE OPPORTUNITY TO LOOK AT THE BEST WAY OF FINANCING THE BUSINESS IN BOTH THE SHORT AND LONG TERM. IT’S A SUBSTANTIAL, ADDITIONAL AND MUCH APPRECIATED FLEXIBILITY.
>>Operator: YOUR NEXT QUESTIONS COME FROM GARY TOWNSEND OF FBR.
Q. HELLO. GOOD MORNING, GENTLEMEN. CONGRATULATIONS ON YOUR DEAL.
>>BEN JENKINS: THANK YOU.
Q. A COUPLE OF QUESTIONS. MOST BANKS WOULD LOOK AT SOUTHERN CALIFORNIA AND SAY WHAT A GREAT MARKET TO BE IN. YOU SEEM TO BE APPROACHING IT WITH A VERY CONSERVATIVE APPROACH, LET’S SAY. WOULD YOU CARE TO COMMENT ON THAT?
>>BEN JENKINS: WELL, I MEAN, I STAND BY WHAT I SAID. I MEAN,
WE’RE GOING TO TAKE A MEASURED, STEADY LOOK.
Q. HOW LONG MIGHT THAT TAKE?
DO YOU HAVE A SENSE?
>>BEN JENKINS: I DON’T. I WOULD SAY BETWEEN NOW AND YEAR END, WE’LL HAVE A MUCH BETTER FEEL FOR IT. WE ARE VERY PLEASED WITH WHAT’S GOING ON IN TEXAS. WE’RE VERY PLEASED WITH WHAT’S GOING ON DE NOVO-WISE IN NEW YORK. I DON’T THINK IT’S UNREASONABLE AT ALL TO EXPECT THAT WE WILL BE THINKING ABOUT AND TALKING ABOUT AND THINKING ABOUT BUILDING AND EXPANDING IN THAT MARKET, BUT WE JUST HAVE DONE NONE OF THAT AND AREN’T IN THE POSITION TO COMMENT. WE DON’T WANT TO DILUTE WHAT IS GOING ON SO WELL IN TEXAS AND SO WELL IN NEW YORK, SO WE WANT TO BE CAREFUL ABOUT THAT AND THAT’S WHY I THINK TAKING SOME TIME AND PLANNING IS A GOOD IDEA.
Q. FAIR ENOUGH. AS I UNDERSTOOD YOUR COMMENTS, THEN THE THRIFT
CHARTER GOES AWAY WHEN THIS DEAL IS CONCLUDED?
>>TOM WURTZ: I CAN’T TELL YOU THE DATE THAT IT’S CONCLUDED TO GO AWAY, BUT CERTAINLY, OVER TIME, IN A RELATIVELY BRIEF TIME, IT WILL BE THE INTENT TO MERGE INTO WACHOVIA N.A.

Q. UNDERSTOOD. THANK YOU VERY MUCH.
>>BEN JENKINS: THANK YOU.
>>Operator: WE HAVE REACHED OUR ALLOTTED TIME FOR QUESTIONS.
MR. JENKINS, DO YOU HAVE ANY CLOSING REMARKS?
>>BEN JENKINS: THANK YOU VERY MUCH. LET ME THANK EVERYBODY FOR JOINING US, BEING ON THE CALL TODAY. AS ALWAYS, IF YOU HAVE ANY QUESTIONS OR FURTHER QUESTIONS, OUR INVESTOR RELATIONS TEAM IS HERE. THEY WILL BE HAPPY TO HELP YOU AND SO JUST GIVE THEM A CALL. THANK YOU VERY MUCH FOR BEING ON THE CALL.
>>Operator: THANK YOU FOR PARTICIPATING IN TODAY’S CONFERENCE CALL. YOU MAY NOW DISCONNECT.
Forward-Looking Statements
This transcript contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, (i) statements relating to the benefits of the proposed merger between Wachovia and Westcorp (the “Westcorp Merger”) and Wachovia’s acquisition, by merger, of the 16% interest in WFS Financial held by the public (the “WFS Financial Merger” and, together with the Westcorp Merger, the “Mergers”), including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the Mergers, (ii) statements regarding certain of Wachovia’s, Westcorp’s and/or WFS Financial’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iii) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s, Westcorp’s and WFS Financial’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia, Westcorp and WFS Financial in connection with the Mergers will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Mergers may not be fully realized or realized within the expected time frame; (3) revenues following the Mergers may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Mergers, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Mergers on the proposed terms and schedule; (6) the failure of Westcorp’s and WFS Financial’s shareholders to approve the Westcorp Merger and the WFS Financial Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia, Westcorp and/or WFS Financial conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s, Westcorp’s and/or WFS Financial’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s, Westcorp’s and WFS Financial’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s, Westcorp’s and WFS Financial’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed Mergers or other matters and attributable to Wachovia, Westcorp or WFS Financial or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia, Westcorp and WFS Financial do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.
Additional Information
The proposed Mergers will be submitted to Westcorp’s and WFS Financial’s shareholders for their consideration. Wachovia will file a registration statement, which will include a proxy statement/prospectus, Westcorp and WFS Financial will file a proxy statement, and each of Wachovia, Westcorp and WFS Financial may file other relevant documents concerning the proposed Mergers with the SEC. Shareholders are urged to read the registration statement and the proxy statement/prospectus regarding the proposed Mergers when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Wachovia, Westcorp and WFS Financial, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports — SEC Filings”. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Westcorp or WFS Financial, Attn: Investor Relations, 23 Pasteur, Irvine, CA 92618, (949)-727-1002.
Wachovia, Westcorp and WFS Financial and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Westcorp and/or WFS Financial in connection with the proposed Mergers. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2005. Information about the directors and executive officers of Westcorp is set forth in the proxy statement for Westcorp’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005, and information about the directors and executive officers of WFS Financial is set forth in the proxy statement for WFS Financial’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Mergers when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.